SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549





FORM 11-K

ANNUAL REPORT





 Pursuant to Section 15(d) of the
Securities Exchange Act of 1934


For the fiscal year ended December 31, 1996
Commission File Number 1-11377


A.     Full title of the plan:

 THE CINCINNATI GAS & ELECTRIC COMPANY
SAVINGS INCENTIVE PLAN

B.     Name of issuer of the securities held
pursuant to the
    plan and the address of its principal executive office:



Cinergy Corp.

139 East Fourth Street

Cincinnati, Ohio  45202 - 4003


THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS
INCENTIVE PLAN

FINANCIAL STATEMENTS AND EXHIBIT



                                             Page No.

(a)  Financial Statements
     Report of Independent Public Accountants
     Statement of Net Assets Available for
       Benefits with
      Fund Information as of December 31, 1996
     Statement of Net Assets Available for
       Benefits with
     Fund Information as of December 31, 1995
     Statement of Changes in Net Assets
       Available for Benefits with Fund
       Information for the Year Ended December
       31, 1996
     Notes to Financial Statements
     Financial Statement Schedules
      (As Required By The Employee
      Retirement Income Security Act)
            Schedule  I   -  Schedule of Assets Held
              for Investment Purposes  -
              December 31, 1996
            Schedule  II -  Schedule of Reportable
              Transactions for the year ended
              December 31, 1996

(b)  Exhibit
        23)  Consent of Independent Public
               Accountants



Report of Independent Public Accountants

To the Plan Administrator of The Cincinnati Gas &
Electric Company Savings Incentive Plan:

     We have audited the accompanying statements of net assets available for benefits of THE CINCINNATI
GAS & ELECTRIC COMPANY SAVINGS INCENTIVE  PLAN as of
December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules
(Schedules I and II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of
1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN   LLP

Cincinnati, Ohio,
June 23, 1997

GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
Statement of Net Assets Available for Benefits with Fund Information
As of December 31, 1996



                            Participant Directed
                                                                                 Fidelity
                       Fidelity           Fidelity          Fidelity            Retirement
                       Magellan        Equity-Income      Intermediate         Money Market
                         Fund              Fund            Bond Fund               Fund


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                          $ 4,198,665       $11,395,092         $1,428,486        $5,874,739
Common Stock                                -                 -                  -                 -
Participant Loans                           -                 -                  -                 -
                                       4,198,665        11,395,092          1,428,486         5,874,739

Receivables:
 Employer's Contribution                    -                 -                  -                 -
 Participants' Contribution               13,166            16,301              2,848             8,675
 Total receivables                        13,166            16,301              2,848             8,675
Net assets available for  benefits   $ 4,211,831       $11,411,393         $1,431,334        $5,883,414

GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
Statement of Net Assets Available for Benefits with Fund Information
As of December 31, 1996

                                     Non-Participant
         Participant Directed            Directed

    Cinergy            Participant        Cinergy
    Common                Loan            Common
   Stock Fund             Fund           Stock Fund                    Total


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                            -                                   -                        $22,896,982
Common Stock                        100,039,222                           $45,212,499               145,251,721
Participant Loans                                        6,244,939               -                    6,244,939
                                    100,039,222          6,244,939         45,212,499               174,393,642


Receivables:
  Employer's Contribution                                                   1,059,033                 1,059,033
  Participants' Contribution            108,368              -                      -                   149,358
  Total receivables                     108,368             -               1,059,033                 1,208,391

Net assets available for  benefits $100,147,590         $6,244,939        $46,271,532              $175,602,033


The accompanying notes are an integral part of these financial statements.

THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
Statement of Net Assets Available for Benefits with Fund Information
As of December 31, 1995




                                           Participant Directed

                     Fidelity         Fidelity         Fidelity           PNC
                     Magellan       Equity-Income    Intermediate     Money Market
                       Fund             Fund          Bond Fund          Fund


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                         $2,974,415       $ 7,792,161      $1,232,925      $1,265,780
Common Stock                              -                 -               -               -
Participant Loans                         -                 -               -               -
Cash                                      -                 -               -               -
                                     2,974,415         7,792,161       1,232,925       1,265,780

Receivables:
  Employer's Contribution                 -                 -               -               -
  Participants' Contribution            20,070            23,743           4,992          11,190
 Dividend Receivable                      -               49,345            -               -
  Realized Gain                           -              222,053            -               -
  Accrued Income                          -                 -               -               -
    Total receivables                   20,070           295,141           4,992          11,190


Net assets available for  benefits $ 2,994,485       $ 8,087,302      $1,237,917      $1,276,970


The accompanying notes are an integral part of these financial statements.

THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
Statement of Net Assets Available for Benefits with Fund Information
As of December 31, 1995



                                                             Non-Participant
                            Participant Directed                 Directed

                            Cinergy      Participant             Cinergy
                            Common         Loan                  Common
                          Stock Fund       Fund                Stock Fund                Total


ASSETS
Investments, at fair value:

Shares of registered investment
  companies                                    -              -                       -              $  13,265,281
Common Stock                            $90,506,792           -                $37,731,936             128,238,728
Participant Loans                              -        $4,558,730                    -                  4,558,730
Cash                                        185,558           -                     77,347                 262,905
                                         90,692,350      4,558,730              37,809,283             146,325,644

Receivables:
  Employer's Contribution                      -              -                  1,213,309               1,213,309
  Participants' Contribution                191,692           -                       -                    251,687
 Dividend Receivable                           -              -                       -                     49,345
  Realized Gain                                -              -                       -                    222,053
  Accrued Income                                457           -                        191                     648
    Total receivables                       192,149           -                  1,213,500               1,737,042


Net assets available for  benefits      $90,884,499     $4,558,730             $39,022,783            $148,062,686


The accompanying notes are an integral part of these financial statements.

 THE CINCINNATI GAS & ELECTRIC COMPANY SAVINGS INCENTIVE PLAN
      Statement of Changes in Net Assets Available for Benefits With Fund Information
                                   For the Year Ended December 31, 1996



                                                   Participant Directed
                                                                                   Fidelity
                           Fidelity            Fidelity          Fidelity         Retirement
                           Magellan          Equity-Income      Intermediate     Money Market
                              Fund                Fund           Bond Fund           Fund


Additions to net assets attributed to:
  Investment income
    Net appreciation (depreciation) in
      fair value of investments                $ (153,962)     $1,079,713       $  (39,146)    $    5,983
   Interest                                          -               -                -              -
    Dividends                                     589,684         695,880           94,187         87,206
                                                  435,722       1,775,593           55,041         93,189

Contributions:
  Participants'                                   596,943         703,069          134,664        337,846
  Employer's                                         -               -                -              -
                                                  596,943         703,069          134,664        337,846

    Total Additions                             1,032,665       2,478,662          189,705        431,035

Deductions from net assets attributed to:
  Benefits paid to participants                    44,634         199,477           26,150        235,184
    Total Deductions                               44,634         199,477           26,150        235,184

Net increase/(decrease) prior to transfers        988,031       2,279,185          163,555        195,851
Interfund transfers                               269,167       1,100,200           35,873      4,414,973
Interplan transfers                               (39,852)        (55,294)          (6,011)        (4,380)

  Net increase                                  1,217,346       3,324,091          193,417      4,606,444
Net assets available for benefits:
    Beginning of year                           2,994,485       8,087,302        1,237,917      1,276,970

      End of year                               $ 4,211,831     $11,411,393       $1,431,334     $5,883,414




                                                                            Non-Participant
                     Participant Directed                                       Directed
                           Cinergy                 Participant                   Cinergy
                            Common                     Loan                       Common
                                        Stock Fund                  Fund                      Stock Fund                Total


Additions to net assets attributed to:
  Investment income
    Net appreciation (depreciation) in
      fair value of investments              $8,094,967    $          -          $  3,612,218    $12,599,773
    Interest                                     -                 410,142               -           410,142
    Dividends                                 5,198,389               -             2,251,040      8,916,386
                                             13,293,356            410,142          5,863,258     21,926,301

Contributions:
  Participant                                 5,171,599               -                  -         6,944,121
  Employer's                                      -                   -             3,588,037      3,588,037
                                              5,171,599               -             3,588,037     10,532,158

    Total Additions                          18,464,955            410,142          9,451,295     32,458,459

Deductions from net assets attributed to:
  Benefits paid to participants               2,884,533             78,788            885,485      4,354,251
    Total Deductions                          2,884,533             78,788            885,485      4,354,251

Net increase/(decrease) prior to transfers   15,580,422            331,354          8,565,810     28,104,208
Interfund transfers                          (6,047,040)         1,403,224         (1,176,397)          -
Interplan transfers                            (270,291)           (48,369)          (140,664)      (564,861)

  Net increase                                9,263,091          1,686,209          7,248,749     27,539,347
Net assets available for benefits:
    Beginning of year                        90,884,499          4,558,730         39,022,783    148,062,686

      End of year                            $100,147,590         $6,244,939        $46,271,532   $175,602,033

  The accompanying notes are an integral part of these financial statements


<PAGE

THE CINCINNATI GAS & ELECTRIC COMPANY
SAVINGS INCENTIVE PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996 AND 1995



(1) Description of The Cincinnati Gas & Electric Company Savings Incentive Plan (SIP or the Plan) - The following is a brief description of the Plan. Participants should refer to the Plan Document and the related Trust Agreement, including the defined terms, for more complete information of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All weekly or hourly paid employees of The Cincinnati Gas & Electric Company (CG&E), a subsidiary of Cinergy Corp., The Union Light, Heat and Power Company, and Lawrenceburg Gas Company are eligible to participate in the Plan upon employment. Under the Plan, participants may contribute up to 15% of annual pretax compensation, as defined in the Plan. In addition, a participant may make optional contributions to the Plan which, when combined with salary deferrals, may not exceed 15% of base pay. Salary deferrals and optional contributions are subject to certain limitations. The salary deferrals and optional contributions are invested by the trustee, as directed by each participant, in one or more investment funds, including the Cinergy Common Stock Fund.

The participant's employer contributes 55% of the first 5% of base pay, contributed by each participant. An additional incentive match of up to 30% of the first 4% of base pay that a participant contributes may be contributed at the discretion of the employer's board of directors. For those employees who do not contribute to the Plan, the employers contribute an incentive match assuming the participant contributed 1% of base pay. All employer contributions must be invested by the trustee in the Cinergy Common Stock Fund. The employer contributions must remain in the Cinergy Common Stock Fund until the participant reaches age 50 and are shown on the statement of net assets available for benefits as "Non-Participant Directed" funds. Participants are immediately vested in all contributions and earnings thereon.

Participants are generally eligible to receive distributions of assets from the Plan upon termination of employment (including retirement), death, or disability. Distributions are paid in a lump sum for vested benefits of $3,500 or less. Distributions are paid in a lump sum of five annual installments (at the election of the participant) for vested benefits greater than $3,500. Active participants are also eligible to apply to the Plan administrator for "hardship" withdrawals from their salary deferral account in accordance with Plan provisions.

Subject to certain limitations, employees may apply for loans from their salary deferral account balances. Such loans are reflected in the Loan Fund in the accompanying financial statements. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1/2%, and are repaid within five years (54 months effective January 1, 1996) through regular payroll deductions.

The Plan is administered by the CG&E SIP Committee (the Plan Committee) and trusteed by Fidelity Management Trust Company (Fidelity). Prior to February 1, 1996, PNC Bank, Ohio, N.A. was the Trustee. Administrative expenses of the Plan are paid by the employer.

 (2) Significant Accounting Policies - The financial statements of the plan are prepared under the accrual method of accounting.

     Investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Cinergy common stock is valued at its quoted market price.
     Participant loans are valued at cost, which approximates market.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Benefits are recorded when paid.

     Transfers of assets between the SIP and the CG&E Deferred
	Compensation and Investment Plan occur as a result of changes in employee status between the weekly and hourly paid classification and the executive, supervisory, administrative, and professional classification.

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


 (3) Investments - A participant may elect or change investment funds and/or the percentages in which contributions will be allocated at any time.

     The following investments exceed 5% of total net assets available for benefits at December 31, 1996 and 1995:





                                         1996                1995
      Cinergy Common Stock Fund
       Participant Directed          $100,039,222       $ 90,506,792
       Non-Participant Directed        45,212,499         37,731,936
      Fidelity Equity Income Fund      11,395,092          7,792,161

(4) Federal Income Tax Status - The Plan received a determination letter dated January 1995, in which the Internal Revenue Service determined and informed the Plan Committee that the Plan is designed in accordance with applicable sections of the Internal Revenue Code
    (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Committee and the Plan's legal counsel believe that the Plan is designed and currently operating in compliance with the applicable requirements of the IRC.

(5) Investment Options

    The investment options of the Plan are as follows:

    Participant contributions - Upon enrollment or re-enrollment participants shall direct that their contributions, including any rollover contributions, be invested in one or more of the following investment options:

n Fidelity Magellan Fund

             The Fidelity Magellan Fund invests mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential for growth with the principal purpose of seeking maximum appreciation in value.


n Fidelity Equity-Income Fund

            The Fidelity Equity-Income Fund invests mainly in income producing equity securities with the principal purpose of earning reasonable income while considering the potential for capital appreciation.


n Fidelity Intermediate Bond Fund

            	The Fidelity Intermediate Bond Fund invests in domestic and foreign investment-grade securities with the principal purpose of a moderate risk level and yield potential.


n Fidelity Retirement Money Market Fund

            	The Fidelity Retirement Money Market Fund invests in high quality money market instruments including certificates of deposit, commercial paper, short-term corporate and U.S. Government obligations and bankers' acceptance issued by major banks . The purpose of the Fund is to seek high money market yields while maintaining preservation of capital.

n Cinergy Common Stock Fund

 	The Cinergy Common Stock Fund invests primarily in common stock of Cinergy Corp.


(6) 1996 Voluntary Workforce Reduction Program - During 1996, CG&E and its subsidiaries implemented a Voluntary Workforce Reduction Program (VWRP). Distributions to participants in the statement of changes in net assets available for benefits for the year ended December 31, 1996 includes approximately $637,000 in distributions to participants who elected to terminate or retire under the VWRP. Additional distributions to participants will be processed in 1997, for those participants who elected to retire under the VWRP on 12/31/96.

(7) Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                    December 31, 1996
            Net assets available for benefits per
            the financial statements                        $175,602,033

            Amounts allocated to withdrawing participants         (6,474)

            Net assets available for benefits
              per the Form 5500                             $175,595,559


    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:



                                                          Year ended
                                                       December 31, 1996

         Benefits paid to participants per the
         financial statements                               $4,354,251

         Add:  Amounts allocated to withdrawing
          participants at December 31, 1996                      6,474

         Benefits paid to participants per the Form 5500    $4,360,725

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved prior to December 31, but not paid as of that date.

(8) Related Party Transactions - Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

(9) Plan Termination - Although it has not expressed any intent to do so, CG&E has the right under the Plan to discontinue its contributions at
    any time and to terminate the Plan    subject to the provisions of
    ERISA.


                                                  SCHEDULE I
                                      The Cincinnati Gas & Electric Company
                                             Savings Incentive Plan

                                           Sponsor EIN:  31-0240030
                                        Administrator EIN:  31-1070386
                                              Plan Number:  002

                 Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1996
--------------------------------------------------------------------------------------------------------------

(a)            (b)                      (c)                         (d)                     (e)

                                         Description of
                                         investment
                                         including maturity
                                         date, rate of
                Identity of issue        interest,
                borrower, lessor,        collateral, par or          Historical              Current
                or similar party         maturity value              Cost                    Value
----------------------------------------------------------------------------------------------------------------------------------
*               Cinergy Common           4,352,112 shares;           $82,083,682            $145,251,721
                 Stock                   $0.01 par value;
                                         $33.375 market
                                         price per unit
                                         @ 12/31/96

*               Fidelity Magellan Fund   Mutual fund,                  4,005,542               4,198,665
                                         primarily common
                                         stock; 52,060
                                         shares; $80.65 net
                                         asset value
                                         @ 12/31/96

*               Fidelity                 Mutual fund,                  9,505,060              11,395,092
                Equity-Income Fund       primarily equity
                                         securities; 266,054
                                         shares; $42.83
                                         net asset value
                                         @ 12/31/96

*               Fidelity                 Mutual fund,                  1,426,941               1,428,486
                Intermediate             primarily
                Bond Fund                fixed-income
                                         obligations;
                                         141,715 shares;
                                         10.08 net asset
                                         value @ 12/31/96

*               Fidelity                 Mutual fund, money            5,874,739               5,874,739
                Retirement Money         market instruments;
                Market Fund              $5,874,739 units;
                                         $1.00 net asset
                                         value @ 12/31/96

                                         Interest rates
                                         ranging from
*               Participant loans        6.95-8.75%                    6,244,939                6,244,939

*               Denotes a party-in-interest.



                                           SCHEDULE II

                               The Cincinnati Gas & Electric Company
                                     Savings Incentive Plan

                                    Sponsor EIN:  31-0240030
                                 Administrator EIN:  31-1070386
                                       Plan Number:  002

                        Item 27d - Schedule of Reportable Transactions
                              For the Year Ended December 31, 1996
--------------------------------------------------------------------------------------------------------------


                      Total               Total
Identity of           Number of           Number             Purchase          Selling         Net Gain
Securities            Purchases           of Sales           Price (A)         Price (A)       on Sales
------------------------------------------------------------------------------------------------------------
*Cinergy Corp.
  Common Stock
  Fund                216                 207                 $18,190,535      $14,946,749     $5,537,383

*Fidelity Retirement
  Money Market Fund   152                 116                   6,964,866        2,359,266           -

*Denotes a party-in-interest

(A) The current value of all assets acquired or disposed of, at the time of the acquisition or disposition, is equal to the purchase price or selling price, respectively.


















                                                SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                THE CINCINNATI GAS & ELECTRIC COMPANY
                        SAVINGS INCENTIVE PLAN
                           (Name of Plan)

               By               /s/JERRY W. LIGGETT
                         Plan Administrator



June 27, 1997


                                                            Exhibit 23



                 CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 23, 1997 included in the Annual Report on Form 11-K for the year ended December 31, 1996 of The Cincinnati Gas & Electric Company Savings Incentive Plan, into Cinergy Corp.'s previously filed Registration Statement File No. 33-55293.




                                              ARTHUR ANDERSEN LLP


Cincinnati, Ohio
June 23, 1997